FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant

to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the month of February 2006

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

For Release: Thursday 23 February, 2006

ADDENDUM TO HALF YEAR RESULTS ANNOUNCEMENT

Today, Amcor announced its results for the six months to 31 December, 2005. Two typographical errors occurred in the document titled “Results for Six Months Ended December 31, 2005.”

On page 5 in the section relating to the segmental results for Amcor Flexibles, under the heading, Plant Rationalisation, the first sentence of the second paragraph should read:

“It is proposed that the closures will take place over the next 12 months with the cost estimated to be €32 million in cash, together with non-cash items of €18 million, consisting mostly of asset write-downs.”

The reference to €8m and €34m in that sentence in the announcement lodged, were incorrect.

A full copy of the corrected press release is attached.

ENDS

Att. (1)

Amcor Limited

ABN 62 000 017 372

679 Victoria Street

Abbotsford Victoria 3067 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 6500

www.amcor.com

Amcor News Release

For Release: Thursday February 23, 2006

RESULTS FOR SIX MONTHS ENDED DECEMBER 31, 2005

A$m	Jul/Dec 2004	Jul/Dec 2005	Change %

Sales	5,493.4	5,750.1	+4.7
PBIT	418.2	401.2	-4.1
PAT(1)	238.6	214.4	-10.1

Significant items (2)	(35.4)	(12.5)
PAT after significant items	203.2	201.9	-0.6
EPS (3)	27.2	24.4	-10.3

Cash flow from operations	466.7	459.2	-1.6
Dividend (cents)	17.0	17.0	0.0

(1)   Under AIFRS, the PACRS coupon payment is now treated as interest. The comparative period has been calculated on the same basis. Conversion discount of 5% on PACRS has been treated as interest in the current period only.

(2)   The significant items relate to impairments in the Asian Corrugated business and White Cap Closures, offset by an amount related to the right to subscribe to Vision Grande shares and minor adjustments to prior period impairments.

(3)   EPS is calculated before significant items, after deducting the PACRS coupon on a consistent basis.

PBIT by segment (local currency)

Million	Jul/Dec 2004	Jul/Dec 2005

Amcor PET Packaging (US$)	80.8	97.7
Amcor Australasia (A$)	175.2	153.8
Amcor Flexibles (€)	63.2	59.3
Amcor Sunclipse (US$)	28.9	23.4
Amcor Asia (S$)	19.5	21.3

Key Ratios

	Dec 2004	Dec 2005

PBIT/Ave Funds Emp. (%)	12.2	11.7
Return on Ave Equity (%)	13.5	12.5
Net Debt/(Net Debt + Equity) (%)(1)	46	51
Net PBIT interest cover (times)(2)	4.0	3.4
NTA per share (A$)	2.02	1.94

(1)          Convertible notes treated as debt.

(2)          All hybrids treated as debt.

KEY POINTS

Financial Results

•                  Profit after tax and pre significant items down 10.1% from $238.6 million to $214.4 million.

•                  Earnings per share down 10.3% from 27.2 cents to 24.4 cents.

•                  Returns measured as profit before interest, tax and goodwill amortisation (PBIT) to average funds invested were 11.7% which is above the company’s weighted average cost of capital of 9.6% pre tax.

•                  Operating cash flow was $459 million representing 52 cents per share for the half.

•                  The dividend remained steady at 17 cents per share with franking at 15%.

•                  Significant items for the half relate to the impairment of the Asian Corrugated business of $21.8 million, offset by a gain on the right to subscribe for Vision Grande shares of $16.2 million, the impairment of White Cap Metal Closures business of $9.2 million and adjustments to the prior period impairment write downs of $2.3 million.

Operational Performance

•                  Amcor PET Packaging achieved earnings growth of 20.9%. Volumes overall were 8.8% higher and custom PET containers were up 25%.

•                  Amcor Australasia experienced a difficult half with earnings A$21.4 million lower. Returns on average funds employed remained solid at 16.5%.

•                  Amcor Flexibles performed creditably under the impost of rapidly rising costs, both raw material and energy related. Earnings for the half were 6.2% lower.

•                  Amcor Sunclipse had a much improved half over the second half last year. Gross margins increased through the period and return on average funds employed were 18.3%

•                  Amcor Asia had a solid six months with return on average funds employed at 16.2%.

Restructuring and Asset Sales

•                  Announced asset sales of approximately $400 million, comprising White Cap Closures and the Asian Corrugated, Sacks and Closures businesses.

•                  Management restructuring of the Flexibles and Tobacco Packaging business to reduce operating divisions from five to three, delivering savings of $11 million per annum.

•                  Operational restructuring of Amcor Flexibles business through the proposed closure of two plants in the Processed Food sector in Western Europe.

•                  Shareholders in Vision Grande, a Hong Kong listed company, are voting today on a proposal for Amcor to sell its Chinese Tobacco Packaging assets to Vision Grande in exchange for shares. If approved, Amcor will own 44% of Vision Grande.

Further enquires
Ken MacKenzie	John Murray
Managing Director & CEO	Executive GM Corporate Affairs
Amcor Limited	Amcor Limited
Phone: 61 3 9226 9001	Phone: 61 3 9226 9005

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Telephone: 61 3 9226 9000 Facsimile: 61 3 9226 9050

www.amcor.com

Consolidated Statement of Profit

A$m	Jul/Dec 2004	Jul/Dec 2005

Net sales	5,493.4	5,750.1
Profit from trading	647.9	637.3
• Dep’n & amort.	(229.7)	(236.1)
Profit before interest & tax	418.2	401.2
• Net interest (including PACRS)	(107.2)	(124.0)
Profit before tax	311.0	277.2
• Income tax	(67.3)	(59.6)
• Minority interests	(5.1)	(3.2)
Profit after tax before significant items	238.6	214.4

Consolidated Cash Flow Statement

A$m	Jul/Dec 2004	Jul/Dec 2005

Profit after tax	238.6	214.4
• Dep’n & amort.	229.7	236.1
• Other	(1.6)	8.7
Cash Flow from Operations before significant items	466.7	459.2
Significant items	(50.5)	0.0
Change in Provisions/Assets	(39.1)	(42.6)
Acquisitions	(9.8)	(6.0)
Net capital expenditure	(244.4)	(187.8)
Working Capital (Increase)/decrease	(158.8)	(161.6)

Consolidated Balance Sheet

A$m	Jun 2005	Dec 2005

Current Assets	3,494.6	3,704.7
Property, Plant & Equipment	4,426.8	4,426.5
Intangibles	1,998.0	2,058.8
Investments & Other Assets	539.7	586.4
Total Assets	10,459.1	10,776.4

Short-term debt	887.2	841.4
Long-term debt	1,917.3	2,109.3

Creditors & Provisions	3,376.2	3,361.3

Convertible Notes & PACRS	301.1	948.7
Shareholders Equity (incl PACRS June ’05)	3,977.3	3,515.7
Total Liabilities & Shareholders Equity	10,459.1	10,776.4

Interim Dividend

Directors have declared an interim dividend of 17 cents per share, 15% franked at 30 cents in the dollar. This compares with an interim dividend of 17 cents per share, 28% franked at 30 cents in the dollar for the first half of the previous year. The record date is 8 March 2006 and the interim dividend will be paid on 31 March 2006.

The Dividend Reinvestment Plan (DRP) remains in operation with no discount. The arithmetic average of the daily weighted average market price for the nine ASX business days March 10 to 23, 2006 inclusive will be used to calculate the share price at which the shares are issued.

Accounting Principles

The condensed financial statements are the first reports of Amcor Limited and its controlled entities reports to be prepared in accordance with Australian International Financial Reporting Standards (AIFRS).

When preparing the report for the half-year ended 31 December 2005, management adopted certain changes to the accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005.

In line with AIFRS and the exemption outlined above the Perpetual Amcor Convertible Reset Securities (PACRS) are treated as equity with distribution payments treated as an appropriation of profit in the comparative year - December 2004. However for the purpose of this release the distribution for December 2004 has been treated as part of the net interest expense.

Significant Items

The net after tax significant items for the six months ended 31 December 2005 total is a $12.5 million loss compared with a $35.4 million loss last year.

Significant items for the half relate to the impairment of the Asian Corrugated business of $21.8 million, offset by a gain on the right to subscribe for Vision Grande shares of $16.2 million, the impairment of White Cap Metal Closures business of $9.2 million and adjustments to the prior period impairment write downs of $2.3 million.

Segmentals

On 1 July 2005, the consolidated entity changed the identification of its segments to combine the previously reported “Rentsch and Closures” segment with Amcor Flexibles. Prior periods have been restated to reflect this change. This change in segments is a result of changes in the management structure and reporting to the CEO, (Amcor Rentsch management having responsibility for Flexibles in Eastern Europe) increasingly common infrastructure, including co-location, resource sharing and similar technologies.

It should also be noted that during the 6 months to 31 December 2005, a detailed review of the corporate costs of the consolidated entity was undertaken, and it was identified that $17.7 million (2004 restated: $16.6 million) of the total $44.4 million (2004: $48.5 million) are directly attributable to the results of the operating segments and as such have been allocated based on relevant cost and service drivers.

AIFRS

Amcor adopted AIFRS accounting with effect from July 1, 2004. The financial instruments component of AIFRS was adopted from July 1, 2005, with no restatement of comparative periods. Accordingly, the July/December 2005 results, balance sheet and cash flow statement, include the additional effects of certain adjustments required by the standards which are not included in the comparative periods.

These include:

Profit and Loss Accounts

•                  PACRS distribution is treated as interest in both the current and previous comparative period.

•                  Conversion discount of 5% on PACRS treated as interest in the current period only.

Balance Sheet

•                  PACRS are treated as debt in the current period, but were treated as equity in the prior period.

Cash Flow

The overall cash flow does not change as a result of the adoption of AIFRS, however certain items are required to be reclassified between operating, investing and financing activities.

Segmental Analysis

(Before significant items)

	Jul/Dec 2004			Jul/Dec 2005
	Sales	PBIT	ROAFE	Sales	PBIT	ROAFE
	(A$m)	(A$m)	(%)	(A$m)	(A$m)	(%)
Amcor PET Packaging	1,715	110.6	9.1	2,026	130.3	10.1
Amcor Australasia	1,315	175.2	20.1	1,321	153.8	16.5
Amcor Flexibles	1,705	109.0	11.0	1,637	95.1	10.2
Amcor Sunclipse	625	39.6	23.4	630	31.2	18.3
Amcor Asia	133	15.9	14.8	138	16.9	16.2
Investments / Other	13	(32.1)	—	9	(26.1)	—
Intersegmental	(13)		—	(11)		—
TOTAL	5,493	418.2	12.2	5,750	401.2	11.7

  PET PACKAGING

	Jul/Dec 2004	Jul/Dec 2005	Jul/Dec 2004	Jul/Dec 2005
	A$m	A$m	US$m	US$m
Net Sales (mill)	1,715	2,026	1,253	1,520
Change (%)		18.1		21.3
PBIT (mill)	110.6	130.3	80.8	97.7
Change (%)		17.8		20.9
Operating Margin (%)	6.4	6.4	6.4	6.4
Average funds employed (mill)	2,443	2,575	1,785	1,931
PBIT/AFE (%)	9.1	10.1	9.1	10.1
Average exchange rate $A/US	.73	.75

Amcor PET Packaging achieved a good first half result with PBIT up 20.9% to US$97.7 million. Return on average funds employed improved from 9.1% to 10.1%.

Unit volumes were 17.8 billion units, up 8.8% over the prior year. A strong performance in North America and continued growth in Latin America helped offset declining volumes in Europe/Asia.

In North America, volumes were up 15.5% due mainly to a better summer than in the previous year and strong growth in the custom product category which was up 35%.

Much of this growth occurred in the Custom Beverage segment, primarily hot-fillable PET containers for juices and isotonics. Amcor PET Packaging has benefited from its market leadership position and its core competency in co-locating to deliver containers on-site with its customers. In keeping with the business group’s investment strategy, Amcor this year will add additional capacity in this technology-driven, value-added market segment.

Earnings for the North American business were ahead of the prior year as the benefits from 18 months of restructuring and the successful implementation of fair pricing initiatives were realised. The impact of rising energy and fuel costs were partially offset by the business ongoing focus on continuous improvement and cost reduction programs. However, rising energy costs are a more serious issue for the second half.

For Latin America, volumes grew by over 9% with good performance in all market categories. Custom volumes grew 47%, albeit off a low base, as the Latin American operation continues to expand its product offerings in custom categories including hot-fillable beverage bottles and food containers.

Despite the significant growth in volume, earnings were lower. The ongoing challenges of integrating the ARCA operations in Mexico continue to be a major negative and the operations in that country lost money for the half.

An experienced team from the North American operations has been seconded to provide assistance and expertise in many operational areas. Restructuring and cost improvement initiatives have been implemented to improve profitability and performance by the end of the fiscal year.

Last year the operations in Argentina had an outstanding first half helped by substantial export volumes to Brazil. For the first half this year, these volumes did not continue and in addition, a major customer commenced importing product from a neighbouring country to take advantage of cross-border tax benefits. Additionally, both Argentina and Brazil are experiencing inflationary cost pressures and unfavourable exchange rates.   Consequently, the earnings from the Argentinean operations were considerably lower.

The businesses in Peru and Venezuela continue to provide solid returns and strong growth opportunities.

For the European operations, volumes were marginally above the prior year on a continuing business basis. The CSD/Water category was 5% lower, offset by growth in the custom segment. Earnings for the half were up on last year.

The UK continues its strong operational performance with volumes and earnings exceeding the prior year. Results for other countries were mixed with the benefits from discontinued operation in Turkey offset by continued weaknesses in Central and Eastern Europe. In response to this, the company has commenced relocating excess and underperforming assets from these markets into those with more favourable returns.

For the current half, inflationary pressures continue to build, particularly in energy and transport and, although there is a determination to recover these increases as quickly as possible, there will be a lag in obtaining full recovery that will impact earnings in the second half.

Over the past 15 months, the new European management team has implemented a range of operational improvement programs. Additional programs and reorganisation will occur over the next 12 months, including a rationalisation of the regional overhead structures.

Summary

Amcor PET Packaging’s first half result was assisted by a hot summer in North America and the ability to generally offset most of the energy cost increases with productivity related cost improvements.

For the second half, there will be the full impact of rising energy and energy related cost increases that will not be able to be absorbed and needs to be passed onto customers. As contract conditions and windows for renegotiation allow, these additional costs will be recovered, however there is likely to be a lag that will impact earnings.

It is anticipated that second half earnings will not be higher than the same period last year.

  AUSTRALASIA

	Jul/Dec 2004	Jul/Dec 2005
	A$m	A$m
Net Sales (mill)	1,315	1,321
Change (%)		(0.5)
PBIT (mill)	175.2	153.8
Change (%)		(12.2)
Operating Margin (%)	13.3	11.7
Average funds employed (mill)	1,743	1,864
PBIT/AFE (%)	20.1	16.5

Amcor Australasia had a difficult first half with the slower economic conditions of the second half last year continuing into the first half this year. The comparative with the first half in 04/05 is particularly demanding given the much stronger economic conditions prevailing at that time. Sales for the half were marginally higher than last year and PBIT earnings were down 12.2% to $153.8 million. Return on funds employed were 16.5%

The Fibre Packaging sector, which consists of the corrugated box and folding carton converting businesses, as well as the recycled paper and cartonboard mills, had a difficult half year. All four segments experienced lower earnings, predominately due to lower volumes in the converting operations, export volumes in the paper mills at lower prices and a reduction in domestic cartonboard prices, due to cheaper imported board. The accelerated depreciation of the Botany Paper Mill also negatively impacted earnings by $6.6 million.

In the Corrugated Box business, gross margins have remained broadly in line with last year with the reduction in earnings due to lower volumes and the inability to adjust the cost base quickly enough to match these lower volumes.

In Australia’s Corrugated Box business, volumes continue to be adversely impacted by poor crops affecting fruit and produce markets and a soft industrial segment. Growth in the meat segment in previous years partially reversed in this half with the lifting of bans of US meat sales into Japan affecting Australian exports, as well as the closure of a major customer. The market softness was compounded by the loss of some business to competitors, mostly at the smaller customer end of the market.

In New Zealand’s Corrugated Box business, volumes were in line with the previous year, with gains in the Meat segment offsetting losses in the Dairy and Fish segments.

In the Folding Carton business, volumes were lower due to reduced demand by customers, particularly in the grocery segment, and some loss of volume to competitors.

As a result of the lower volumes in Fibre Packaging, the Paper & Board segment experienced lower volumes in both Packaging Papers and Petrie Cartonboard. This volume was replaced with higher export tonnages at lower margins.

Development of higher grade boards following start up of the new wet-end at the Cartonboard mill has taken longer than anticipated. Domestic prices for cartonboard have also come under considerable pressure as imported board has fallen in price from around $1100 per tonne to $900 per tonne. With lower overall tonnes and a higher proportion of exports, profit was down on the same period last year.

With the new Fibre Packaging management structure in place, a renewed focus on Sales and Marketing, and an improved understanding of the operating costs, the business performance is expected to improve over the medium term. In the short term, volumes remain below last year in both the Folding Carton and Corrugated businesses and this will impact the full year result.

The Flexibles business, which includes multiwall sacks generated another sound result. Restructuring of the NSW laminations operation continued with the closure of the Enfield site in December and the commissioning of a new gravure printing machine at Regents Park with the benefits to flow in the second half. Volume was down slightly due to the slowing economic conditions especially in the confectionery segment. The multiwall sacks business continued to deliver improved earnings benefiting from restructuring initiatives.

The Rigid Packaging Group increased earnings in most business segments. The Beverage Can business experienced a buoyant market with volumes up 3% on last year mainly in the soft drink and ready to drink segments. The continued intense focus on productivity also contributed to the increased earnings. In the Food Can business volumes were affected by significantly higher tinplate pricing and the closure of a major customer in the dairy segment with volumes down 3%. Productivity was sound with earnings up on the corresponding period last year.  The Closures business performed well with earnings in line with last year.

The glass wine bottle operation performed strongly with sales growth exceeding expectations and sound productivity levels. The combination of these factors resulted in earnings up on last year.

Summary

The outlook for Australasia remains sound and solid improvement is expected over the medium term. For the current six months, the economic conditions are unlikely to improve and operational performance plans in place will not substantially impact earnings. At this stage, second half earnings are expected to be slightly behind the same period last year.

  FLEXIBLES

	Jul/Dec 2004	Jul/Dec 2005	Jul/Dec 2004	Jul/Dec 2005
	A$m	A$m	€m	€m
Net Sales (mill)	1,705	1,637	989	1,021
Change (%)		(4.0)		3.2
PBIT (mill)	109.0	95.1	63.2	59.3
Change (%)		(12.8)		(6.2)
Operating Margin (%)	6.4	5.8	6.4	5.8
Average funds employed (mill)	1,984	1,872	1,150	1,168
PBIT/AFE (%)	11.0	10.2	11.0	10.2
Average exchange rate $A/€	.58	.62

Amcor Flexibles, which for this reporting period consists of the previous flexibles segment plus the tobacco packaging and closures businesses, achieved PBIT earnings of €59.3 million, which was down 6.2%, compared to the same period last year. Return on average funds employed for the business were 10.2%.

Restructuring

Since the appointment of Ken MacKenzie as Managing Director of Amcor Limited, the tobacco packaging and closures operations have been reporting to Graham James the Managing Director of Amcor Flexibles.

Graham James has announced his intention to retire in June 2006 and a new organisational structure, comprising three new divisions will take effect from April 2006.

Amcor Flexibles Healthcare will be headed by Peter Brues, who is currently the President of the Flexibles Americas business. This business will incorporate the healthcare packaging plants in Europe and the Americas and coordinate strategy and commercial activity with the flexible healthcare operations in Asia.

Amcor Flexibles Food will be headed by Gerard Blatrix, who is currently the Managing Director of the European Fresh Food business. This business will consist predominantly of the processed food and fresh food plants in Western Europe and co-ordinate food packaging strategy with the Flexibles operations in other regions.

Amcor Rentsch, headed by Jerzy Czubak will have leadership for the global tobacco packaging business and the Amcor Flexibles operations in Eastern Europe.

As a result of this restructuring, the business will be simplified from six operating segments plus the Corporate office in Gloucester to three operating divisions with no overseeing head office.

Gerard Blatrix, Peter Brues and Jerzy Czubak will report directly to Ken MacKenzie.

This restructuring has a number of substantial benefits. First, as many of our customers become more global in their sourcing or manufacture, it is important that Amcor’s management structure reflects this and is able to respond to customers’ needs in a coordinated manner.

Second, from a strategic perspective, there will be an improved focus on the application of capital taking a global, rather than regional approach.

Finally, there is the opportunity to reduce overheads. This reorganisation combined with the streamlining of the European PET head office will result in an estimated saving of €7 million.

Plant Rationalisation

As part of the overall strategic portfolio review and specifically as part of the agenda to fix, sell or close underperforming operations, it is proposed to close two plants in Western Europe. Details will be made available once consultation procedures have commenced with the appropriate employee representatives.

It is proposed that the closures will take place over the next 12 months with the cost estimated to be €32 million in cash, together with non-cash items of €18 million, consisting mostly of asset write-downs. The benefits from this rationalisation are expected to be around €10 million  per annum after the redeployment of assets and will be fully realised in the 07/08 year. The review of the flexibles business is ongoing.

Growth

There is a substantial opportunity for growth within the Flexibles Group in Eastern Europe. Amcor has developed a strong position in tobacco packaging in Poland and Russia and has been in flexible packaging in Poland since 1999. A new Flexibles plant has also just been commissioned in Russia.

As part of the new management reorganisation, Jerzy Czubak, who has led the growth of Amcor Rentsch in Eastern Europe, will be responsible for these flexibles operations.

With the successful start-up of the new Flexibles plant in Russia and the ongoing growth in the other parts of Eastern Europe, together with Amcor’s confidence in the future growth opportunities in the region, two additional gravure presses will be installed in early calendar 2007 - one in Poland and one in Russia.

Tobacco packaging also continues to show strong growth in Eastern Europe and as a result an additional press will be installed in the Polish plant to help ensure the business is in a position to participate in these growth opportunities.

Operations

Amcor Flexibles

Sales for the half were up 3% and earnings were behind the same period last year.

The major challenge for the half was the recovery of cost increases in both raw material, as well as energy and transport costs. The raw material cost increases were larger than anticipated and price movements more volatile than predicted in August.

The business was successful in recovering the vast majority of raw material cost increases through the period, although with a timing lag in some cases due to a number of customer contractual arrangements.

Recovery of non raw material cost increases has progressed and energy surcharges have been negotiated. However, there is still further work required to recover these costs and the short term trend with rising energy prices is not favourable.

Against this backdrop, gross margins were only marginally behind last year.  Although raw material costs have generally stabilised, further increases are forecast. Of particular concern is the rise in the aluminium price that will need to be recovered over the coming months.

From an operational perspective, good progress was made in Processed Foods and in the Americas whilst Fresh Food and Healthcare Europe were adversely impacted by operating issues at a small number of sites. Corrective actions are in place with improvements expected in the second half.

Processed Foods benefited from the restructuring program which started last year with profits substantially improved. The new plant in Novgorod, Russia started on schedule and is experiencing strong customer demand. The restructuring of the manufacturing footprint, to align with markets and customer trends, will continue in 2006.

Fresh Food results were below expectations with difficulties experienced bringing on new capacity quickly enough to meet very strong customer demand in certain markets. Additionally, raw material price rises impacted margins more than in other divisions, particularly in those businesses where films are a substantial component of the finished product. The second half is anticipated to be substantially better with new capacity on stream to help meet customer demand.

European Healthcare performance was good with the exception of one business where there have been problems associated with bringing on stream new capacity and, again, where there is a time lag in the recovery of substantial polymer price increases. Earnings should be stronger in this sector in the second half

The Americas continued to make excellent progress despite the difficulties arising from hurricanes Katrina and Rita and the resulting raw material, transport and energy cost increases. Significant sales growth was achieved which flowed through to operating profit.

Amcor Rentsch

Amcor Rentsch, which produces folding cartons principally for the tobacco industry, had a solid first half with sales up 6% and higher earnings.

Higher sales were the result of a general increase in demand in both Western and Eastern Europe, partly driven by planned tax increases in both regions.

In October 2004, Amcor Rentsch increased capacity in Russia and Portugal, and this helped to absorb part of the increased demand. As such, the current half year results benefit from the impact of this capacity being operational for the full six months.

The demand in Central and Eastern Europe continue to exceed the installed capacity.

The additional capacity installed in France successfully commenced operation in September 2005. The start up phase is continuing with full capacity expected in the last quarter of the financial year.

The business continues to prepare for the planned introduction of graphical health warnings on cigarette cartons, with Belgium being the first country to implement the EU directive with effect from 2007.

The outlook for the second half continues to be strong, although with demand slightly lower than the first half.

Amcor Closures

Amcor announced today the sale of the Closures business for €230 million. This business has undergone substantial management change over the past 12 months.

Amcor’s strategic portfolio review concluded that another industry participant was in the best position to improve value in this business going forward.

The Closures business recognised an impairment in the half year, representing the excess of its carrying amount over its recoverable amount.

  SUNCLIPSE

	Jul/Dec 2004	Jul/Dec 2005	Jul/Dec 2004	Jul/Dec 2005
	A$m	A$m	US$m	US$m
Net Sales (mill)	625	630	457	473
Change (%)		0.8		3.5
PBIT (mill)	39.6	31.2	28.9	23.4
Change (%)		(21.2)		(19.1)
Operating Margin (%)	6.3	5.0	6.3	5.0
Average funds employed (mill)	338	341	247	256
PBIT/AFE (%)	23.4	18.3	23.4	18.3
Average exchange rate $A/US	.73	.75

Amcor Sunclipse had a solid first half result with earnings of US$23.4 million. Although earnings were lower than for the same period last year, they were up considerably on the second half of the 04/05 year. Return on average funds employed for the half were 18.3%.

Earnings growth over the six months to December 2005 compared to the six months to June 2005 was across all divisions and predominately driven by:

•                  Improving economic conditions, particularly in the second quarter;

•                  Greater focus on recovering rising input costs, driven by improved training and awareness of the issue within the sales force;

•                  Management changes in some key operations; and

•                  Improved operating efficiencies in a number of manufacturing and support functions.

The business is divided into manufacturing and distribution. Distribution includes all types of industrial packaging including flexible packaging and janitorial supplies. Manufacturing, which is predominantly located in California, produces corrugated sheets and also converts the sheets into boxes.

The corrugated sheet making business had a good first half although earnings were below the same period last year. Last year the corrugators benefited from strong volume as a competitor was off line for two months. This year corrugated sheet volume was down 6.4%. Improved operating efficiencies, especially in lower waste, has helped offset some of this lower volume.

Mill closures in the containerboard industry and the severe hurricane season in the U.S. created production and delivery disruptions and general supply tightness. Both the corrugators and the box making manufactured products group passed on a US$30 per short tonne increase in November.

The manufactured products group finished with a strong second quarter. The first quarter was negatively impacted by the consolidation of two Southern California facilities into one new operation. For the six months, trading results were lower than last year, although overall margins and volume remain in line with last year.

Distribution, which consists of 36 operations across 13 states in the U.S. and four in Mexico, significantly improved earnings for the half. Margin improvement was achieved as unprofitable customers were eliminated and the sales force concentrated on getting paid for their full range of services and support. Product cost increases were proactively passed on to customers during the period.

Each of the business groups is well positioned for the second half compared to last year. Another corrugated price increase of US$40 per tonne is currently being implemented and other cost increases are expected, given the high price of energy. A key focus for the second half is the recovery of additional energy costs in a timely manner.

Summary

The start of the second half has continued the momentum of the past three months and in the short term the outlook remains favourable. Should these conditions continue through to June, Amcor Sunclipse should deliver improved earnings for the full year.

  ASIA

	Jul/Dec 2004	Jul/Dec 2005	Jul/Dec 2004	Jul/Dec 2005
	A$m	A$m	S$m	S$m
Net Sales (mill)	133	138	163	174
Change (%)		3.8		6.7
PBIT (mill)	15.9	16.9	19.5	21.3
Change (%)		6.3		9.2
Operating Margin (%)	12.0	12.2	12.0	12.2
Average funds employed (mill)	215	208	264	262
PBIT/AFE (%)	14.8	16.2	14.8	16.2
Average exchange rate $A/Sing	1.23	1.26

Amcor Asia achieved first half PBIT earnings of S$21.3 million, 9.2% higher than the corresponding period last year. The increase in PBIT was due to increased volumes in the Tobacco Packaging and Flexibles businesses, offset by lower corrugated earnings.

Sales increased by 6.7% to S$174 million and Return on Funds Employed was 16.2%.

Amcor Asia continues to remain focused on cost control, innovation and applying quality services to satisfy customers’ requirements.

For the Tobacco Packaging businesses, earnings increased on the same period last year with overall strong growth in China and continuing solid performances in Malaysia and Singapore. Growing the tobacco packaging business in the Asian region is a strategic priority and opportunities for organic growth or small acquisitions will be pursued.

The three Flexibles operations continue to deliver good growth assisted by additional capacity in China. The healthcare flexibles plant in Singapore also delivered improved performance. The flexibles business in Asia is also a strategic priority and opportunities for growth are being considered.

The corrugated segment remains disappointing with continued low margins due to severe competition.

Significant Items

Amcor Asia recognised an impairment of A$21.8 million in the first half, representing the excess of the carrying amount of the Asian Corrugated business over its recoverable amount. The increase in the fair value of the 96 million options to acquire shares in Vision Grande contributed A$16.2 million profit in the half year.

Asset sales

The paper sack operations in Malaysia and Indonesia, as well as the plastic closures business in Thailand have been sold. Since December, the business has also concluded a sales agreement for the corrugated box operations in Malaysia, Singapore, China and Indonesia. Total proceeds from these sales are expected to be approximately S$21 million.

Vision Grande

On December 27, Amcor and Vision Grande, a publicly listed company in Hong Kong, announced the restructuring of that company, whereby Amcor will inject its two tobacco packaging operations in China into Vision Grande in return for shares, as well as subscribe for additional shares in Vision Grande.

The transaction is before shareholders with a shareholder meeting scheduled for February 23. Should shareholders approve the transaction, Amcor will own 44% of Vision Grande, have majority Board control and the right to appoint the Chairman.

Summary

As a result of the asset sales and Vision Grande transactions, the Asian operations going forward will be clearly focused on Flexibles and Tobacco Packaging. The business will consist of the two tobacco packaging plants in Malaysia and Singapore, the three flexibles plants in Singapore and China as well as a 44% interest in the publicly listed company Vision Grande.

The primary focus for Asia will be to grow the Tobacco Packaging and Flexibles businesses with a specific emphasis on China. Growth in both these segments will be strategically aligned to Amcor’s global objectives for these business segments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date 23 February 2006

By: /s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel